SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ENDOLOGIX, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value

(Title of Class of Securities)

29266S304

(CUSIP Number of Class of Securities’ Underlying Common Stock)

John Onopchenko

Chief Executive Officer

Endologix, Inc.

2 Musick

Irvine, California 92618

(949) 595-7200

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Jeremy Hayden General Counsel Endologix, Inc. 2 Musick Irvine, California 92618 (949) 595-7200	Ryan C. Wilkins Stradling Yocca Carlson & Rauth 660 Newport Center Drive, Suite 1600 Newport Beach, California 92660 (949) 725-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$603,137	$73.10

*

Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 741,372 shares of the common stock, $0.001 par value per share, of Endologix, Inc., having an aggregate value of $0.6 million as of August 5, 2019 will be exchanged or cancelled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $121.20 for each $1,000,000 of the value of this transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $73.10	Filing Party: Endologix, Inc.
Form or Registration No.: Schedule TO	Date Filed: August 12, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on August 12, 2019 (as it may be further amended or supplemented from time to time, the “Schedule TO”), relating to the offer by Endologix, Inc., a Delaware corporation (the “Company”), to exchange (the “Exchange Program”) certain outstanding options (the “Eligible Options”) to purchase shares of the Company’s common stock, par value $0.001 per share, whether vested or unvested, that (i) have a per share exercise price of $20.00 or greater that were issued under (1) the 2006 Plan, (2) the 2015 Plan, (3) the TriV Grants, and (4) the 2017 Inducement Plan, and (ii) are held by an Eligible Participant. The Eligible Options may be exchanged for a lesser number of the New Stock Options upon the terms and subject to the conditions set forth in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated August 12, 2019 (as may be amended or supplemented from time to time, the “Offer to Exchange”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO.

The information in the Offer to Exchange and the other Disclosure Documents is incorporated by reference in response to all of the items of the Schedule TO, except as such information is amended and supplemented as specifically provided in this Amendment No. 1. This Amendment No. 1 should be read in conjunction with the Schedule TO, the Offer to Exchange, and the other Disclosure Documents, as the same may be further amended or supplemented hereafter and filed with the SEC. Capitalized terms used herein and not defined herein have the meanings given to them in the Offer to Exchange.

Items 1 through 11 of the Schedule TO, to the extent they incorporate by reference information contained in the Offer to Exchange, are hereby amended and supplemented, and the corresponding disclosures on Exhibit (a)(1)(A) hereto are deemed to be amended, as follows:

•	The cover page, page i and page ii of the Offer to Exchange are hereby amended and restated in their entirety, as follows:

ENDOLOGIX, INC.

OFFER TO EXCHANGE

CERTAIN OUTSTANDING STOCK OPTIONS FOR

NEW STOCK OPTIONS

This offer will expire at 11:59 p.m., Eastern Time, on September 9, 2019,

unless the Company extends the expiration date.

Endologix, Inc. (“the “Company,” “we,” “us,” or “our”) is offering each Eligible Participant (as defined below) the opportunity to exchange outstanding Eligible Options (as defined below) for a lesser number of new stock options (“New Stock Options”) on the terms and subject to the conditions set forth in this Offer to Exchange Certain Outstanding Stock Options for New Stock Options (the “Offer to Exchange”) and the other documents to which the Company has referred you.

In this Offer to Exchange, this offering is referred to as the “Offer” and the exchange of Eligible Options for New Stock Options in accordance with the terms of the Offer is referred to as the “Exchange Program.”

This Offer to Exchange provides Eligible Participants the opportunity to exchange all, some or none of their Eligible Options for cancellation in exchange for the grant of a lesser number of New Stock Options. A New Stock Option is a right to purchase a share of the Company’s common stock, par value $0.001 per share (the “common stock”), at a set price (also known as the exercise price) for a specified period of time provided that certain vesting criteria are satisfied. The Exchange Program is open to all current employees (including executive officers) and non-employee directors who have outstanding stock options with a per share exercise price of $20.00 or greater. The Company’s Board of Directors (the “Board”) previously approved the Exchange Program, and the Company’s stockholders approved the Exchange Program at the Company’s 2019 annual meeting of stockholders held on August 5, 2019.

If you participate in the Exchange Program, the number of New Stock Options you receive will depend on the number of Eligible Options you elect to exchange and the exchange ratios applicable to your Eligible Options. The applicable exchange ratios, which will be calculated based on a number of factors, including the exercise price of the Eligible Options, are set forth in the table below:

Exercise Price of Eligible Options	Eligible Option Shares Outstanding	Weighted Average Remaining Life	Exchange Ratio	New Stock Options
$20.00-$39.99	55,753	6.41	2.00 to 1	27,877
$40.00-$79.99	559,770	5.05	3.00 to 1	186,867
$80.00-$149.99	97,731	3.78	4.00 to 1	24,574
$150.00 and Up	28,118	3.45	5.00 to 1	5,691

In exchange for Eligible Options tendered in the Exchange Program, the Company will grant New Stock Options with an exercise price per share equal to the closing price of the common stock on the NASDAQ Global Market on the cancellation date, which shall be the calendar day immediately following the date on which the Exchange Offer expires. This date is referred to as the “Option grant date.” If the expiration date of the Exchange Offer is extended, the Option grant date will similarly be delayed.

The New Stock Options will have a term of seven years from the Option grant date and be subject to a new vesting schedule even if the exchanged options were fully or partially vested. The vesting of the New Stock Options will be in three equal annual installments over a three-year period from the Option grant date subject to an Eligible Participant’s continued employment with or service to the Company. The New Stock Options will be issued as nonstatutory options.

(i)

We are making this Offer on the terms and subject to the conditions stated in this Offer to Exchange, and in the documents incorporated by reference into this Offer to Exchange. Your participation in the Exchange Program is voluntary. You are not required to exchange any or all of your Eligible Options in the Exchange Program. If you elect to participate in the Exchange Program, you may elect to exchange any or all of your Eligible Options on a grant-by-grant basis, meaning that you can elect to exchange either all or none of the Eligible Options relating to a particular grant. We will not accept partial tenders of individual Eligible Option grants, except under the limited circumstances described herein. If you choose to exchange one or more Eligible Option grants, you must elect to exchange all shares subject to the Eligible Option grant. If you have previously partially exercised an Eligible Option grant, you may elect to exchange the entire remaining unexercised portion of the Eligible Option grant.

The common stock is traded on the NASDAQ Global Market under the symbol “ELGX.” On August 5, 2019, the closing price of the common stock was $6.67 per share.

You should evaluate the risks and uncertainties related to the Exchange Program, the Company’s business and financial condition, and the common stock, before deciding whether or not to participate in the Exchange Program.

See “Risks of Participating in the Exchange Program” beginning on page 15 for a discussion of some of the risks and uncertainties that you should carefully consider before deciding whether or not to participate in the Exchange Program.

(ii)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

ENDOLOGIX, INC.

/s/ John Onopchenko
Name:	John Onopchenko
Title:	Chief Executive Officer

Date:	August 27, 2019